UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong

(+852) 9171-0926

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Termination of the Company’s Certifying Accountant.

(i)	On November 19, 2024, Wellchange Holdings Company Limited (the “Company”) terminated its independent registered public accounting firm, WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm, effective on December 3, 2024.

(ii)

The report of WWC on the financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 and the related statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended December 31, 2023 and through November 19, 2024, the date of dismissal, (a) there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 16.1	Letter from WWC, P.C. dated on December 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2024	Wellchange Holdings Company Limited

	By:	/s/ Shek King Pong
	Name:	Shek King Pong
	Title:	Chief Executive Officer

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